Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — 2008 Second Quarter Results Presentation dated August 28, 2008	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: August 29, 2008

3

2008 Second Quarter Results Presentation

August 28, 2008

Safe Harbor Statement and Currency Convenience Translation

Safe Harbor Statement

Statements in this slide presentation contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and include, among others, statements regarding our continued efforts to increase shareholder value through strategic investments and expansion of game content and features. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. The financial information contained in this slide presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report. Our actual results of operations for the second quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this slide presentation are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this slide presentation. Such information speaks only as of the date of this slide presentation.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.859, which was the noon buying rate as of June 30, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

© 2008 Giant Interactive Group, Inc. All Rights Reserved 2

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed

NYSE IPO: November 1, 2007

Ticker: GA

US$2.3B

Market Cap:

August 27, 2008

Outstanding Shares: Approximately 242M

About Giant:

Headquarters: Shanghai, China

Over 4,000

Employees: including 3,000+ liaison

personnel

Investor Information: www.ga-me.com

© 2008 Giant Interactive Group, Inc. All Rights Reserved 4

Business Operation Updates

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Recent Business Highlights

1	ZT Online reached PCU of over 2.1 million, multiple new features implemented

2	Giant Online reached PCU of over 344,000, optimizing game features

3	Empire of Sports being localized for the Chinese market, closed beta testing in China expected to begin in first quarter 2009

4	King of Kings III undergoing graphics enhancement, adding community features, planning migration to China-based server engines

5	Conducted strategic investment into 51.com, leading Chinese online social networking service provider

© 2008 Giant Interactive Group, Inc. All Rights Reserved 6

Key Quarterly Operating Metrics

Active Paying Accounts (APA)

1,760

1,800

1,600 1,447

Accounts in Thousands

1,405

1,400 1,318

1,248

1,200

986

1,000

800

600

400

200

0

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Average Concurrent Users (ACU)

700

620

Users in Thousands

600 546

515 512

481

500 450

400

300

200

100

0

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Average Revenue per User (ARPU)

400

350 325

320

305 309

295

300 286

250

RMB 200

150

100

50

0

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Peak Concurrent Users (PCU)

2,500 2,339

2,000

1,646

1,500

1,073

983

Users in Thousands

1,000 874 888

500

0

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Q407 figures onward include ZT Online, ZT Online PTP and Giant Online; before Q407, all figures are ZT Online only

© 2008 Giant Interactive Group, Inc. All Rights Reserved 7

Strategic Investment – 51.com

US$51 million

Giant Interactive Group 51.com 25% stake

Leading online game developer Leading online social networking and operator service provider with large community

PCU of 2.3 million and ACU of 620 thousand 120 million registered users

RMB285.9 ARPU with 1.8 million 31.5 million monthly unique APA visitors

Proven revenue model with high 350 million average daily page profitability views

Long-term Strategic Goals Broaden Player Base Expand Community Size Reinforce User Stickiness Extend Game Lifecycles

© 2008 Giant Interactive Group, Inc. All Rights Reserved 8

Key Financial Highlights

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Profitable Growth and High Margins

Net Revenue Gross Profit Margin

80 73.6 millions

67.3 70 59.6

60 54.1 in 48.6 50

Dollars 41.7 40 30

US 20 10 0

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

95%

91.20%

89.60%

90% 88.80% 89.20% 88.60%

85.70% 85%

80%

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Net Income

60

51.1 millions 50 48.3 45.8

40 32.6 38.7 34.7 in Dollars 30

20

US 10 0

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Net Income Margin

80%

78.20%

76.80%

75%

71.40% 71.60% 71.80%

69.50% 70%

65%

1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

© 2008 Giant Interactive Group, Inc. All Rights Reserved 10

Q2 2008 Key Financial Highlights

Q2 2008 Q2 2008 Q1 2008 Q-o-Q Q2 2007 Y-o-Y

(In millions, except EPS data) US$ RMB RMB % RMB %

Total Net Revenue 73.6 504.8 471.6 7.0% 370.2 36.3% Cost of Services 8.4 57.8 50.8 13.7% 38.6 49.6% Gross Profit 65.2 447.0 420.8 6.2% 331.6 34.8% Operating Expenses 17.3 118.8 99.8 19.0% 67.9 75.0% Income from Operations 47.8 328.2 321.0 2.2% 263.7 24.5% Net Income 51.1 350.6 338.7 3.5% 264.2 32.7% Basic EPS (RMB) 1.45 1.38 5.1% 1.32 9.8% Diluted EPS (RMB) 1.40 1.33 5.3% 1.32 6.1%

Q2 2008 Q2 2008 Q1 2008 Q-o-Q Q2 2007 Y-o-Y

US$ RMB US$ % US$ %

Basic EPS (US$) 0.21 0.20 5.0% 0.17 23.5% Diluted EPS (US$) 0.20 0.19 5.3% 0.17 17.6%

© 2008 Giant Interactive Group, Inc. All Rights Reserved 11

Solid Balance Sheet

June 30, June 30, March 31, December 2008 2008 2008 31, 2007

(In millions)

US$ RMB RMB RMB

Cash 267.4 1,834.2 5,835.0 7,295.5 Current Assets 864.8 5,932.1 6,150.2 7,373.5 Total Assets 903.9 6,200.2 6,376.1 7,587.7 Current Liabilities 107.2 735.4 1,201.0 1,282.2 Total Liabilities 107.2 735.4 1,201.0 1,282.2 Shareholders’ Equity 796.7 5,464.8 5,175.1 6,305.5 Total Liability and Shareholders’ Equity 903.9 6,200.2 6,376.1 7,587.7

© 2008 Giant Interactive Group, Inc. All Rights Reserved 12

Recent Development and Business Outlook

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Enhanced Monetization Structure

Revised Monetization Structure in ZT Online

Rationale:

Optimize pricing structure and extend game lifecycle Action:

Rebalance in-game promotional activities and daily tasks

Enabled various players of different spending behavior to better achieve their respective game experiences and goals Expected Long-Term Outcome:

Reduced ARPU

Increased APA

May Have Short-Term Variability within Online Game Revenue, but the Long-Term Benefits Include Expanded Player Base and Enhanced Player Loyalties

© 2008 Giant Interactive Group, Inc. All Rights Reserved 14

Market Segmentation Strategy

Launched ZT Online Classic Edition

Targeting former players who preferred monetization characteristics of ZT Online in 2006

• Eliminate in-game promotional activities

• Restores in-game monetization features from 2006

• Operates concurrently and independently of ZT Online

• Further segment ZT Online’s user base

© 2008 Giant Interactive Group, Inc. All Rights Reserved 15

NYSE: GA Thank you

www.ga-me.com